

June 24, 2014

Via E-mail
John A. Brda
President
Torchlight Energy Resources, Inc.
5700 W. Plano Parkway, Suite 3600
Plano, TX 75093

> **Re:** **Torchlight Energy Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 10, 2014**
> **File No. 333-195423**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 001-36247**
> **Response Letters Dated June 17, 2014 and June 19, 2014**

Dear Mr. Brda:

We have reviewed your amended registration statement and response letters and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Offers or availability for sale of a substantial number of shares …, page 12

1.   We note your responses to prior comments 5 and 32. Please expand this disclosure to quantify the number of shares issuable upon conversion or exercise of securities.

Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 5

2.   We note your response to comment 27 of our letter dated May 20, 2014; however, we
        note you continue to refer to TEI, your wholly-owned operating subsidiary, as an
        exploration stage energy company in Item I on page 5. Please correct apparent
        inconsistency in references for TEI throughout this filing and disclosures in future filings.

Properties, page 17

Oil and Natural Gas Reserves, page 18

Reserve Estimates, page 18

3.   We note the proposed revisions to your filing in response to prior comment 9. However,
        it does not appear you fully complied with our comment. Please revise your filing to
        provide a reconciliation of PV-10 to the standardized measure of discounted future cash
        flows, the nearest GAAP measurement for each period presented, as required by Item
        10(e) of Regulation S-X.

4.   We note that in response to our prior comment 10, it appears you have expanded the
        presentation of your reserve quantities to provide the "gross" quantities of the proved and
        probable oil in barrels (BBLs) and natural gas in Mcf for the fiscal years ending
        December 31, 2013 and 2012. Please note the definitional requirements of Rule 4-
        10(a)(26) of Regulation S-X and the guidance in FASB ASC paragraph 932-235-50-4
        which requires the disclosure of your reserves as the "net quantities of an entity's
        interests" in such reserves. The guidance in FASB ASC paragraph 932-235-50-4 also
        states "net quantities shall not include reserves relating to interests of others in properties
        owned by the entity." Please revise the tabular presentation of your reserves for the
        periods ending December 31, 2013 and 2012 to only present the net quantities
        attributable to your ownership interests. As part of your revised presentation, please
        remove the disclosure relating to the total gross quantities if you do not have a legal right
        or a revenue interest in the production from the total gross volumes. Also, please revise
        the column heading relating to the dollar amounts of your undiscounted future net
        revenue to omit the reference to "gross" and "Oil (BBLS)" as the amounts disclosed
        appear to be the net dollar figures for the period ending December 31, 2013.

5.   We re-issue our prior comment 12 as it appears that you have not revised the disclosure
        of your proved developed undiscounted future net revenue and present value discounted
        at 10% to adjust those figures to include the dollar amounts corresponding to your proved
        developed non-producing reserves. Please revise your disclosure or tell us why a revision
        is not necessary.

6.   We re-issue our prior comment 14 in part as it appears that you have not provided an appropriate narrative explanation for each of the significant changes in the net quantities of your proved reserves resulting from acquisitions, extensions and discoveries, and revisions of previous estimates for the period ending December 31, 2013. Also provide an appropriate narrative explanation for the changes relating to extensions and discoveries for the period ending December 31, 2012. For additional guidance, please refer to the disclosure requirements in FASB ASC paragraph 932-235-50-5 and expand your disclosure accordingly.

Proved Undeveloped Reserves, page 21

7.   We re-issue our prior comment 18 in part as your revised disclosure does not address the material change in the net quantities of your proved undeveloped reserves from the 392.7 MBoe disclosed as of December 31, 2012 to the 1,401.1 MBoe disclosed as of December 31, 2013, an apparent increase of 1,008.4 MBoe in the net quantities of your proved undeveloped reserves. The revised disclosure on page 22 of Amendment No. 1 refers to five wells that were converted from proved undeveloped to proved developed by name but does not otherwise reconcile the overall change in the net quantities of reserves of 1,008.4 MBoe to the various causes. These causes include the total amount of your net reserves converted from proved undeveloped to proved developed as well as the changes in the net quantities related to other causes such as revisions, extensions and discoveries or acquisitions. For additional guidance, please refer to the disclosure requirements in Item 1203(b) of Regulation S-K and expand your disclosure accordingly.

Production, Price and Production Cost History, page 22

8.   Please reconcile for us the difference between the 2013 oil production figures of 13,286 barrels provided in the narrative disclosure on page 22 and the 12,970 barrels provided as production in the volume rollforward disclosed on page 19. Also revise your disclosure, if necessary, to correct the figures or expand your disclosure to provide an explanation for the difference in your production figures.

Drilling Activity and Productive Wells, page 22

9.   We re-issue our prior comment 22 in part as it does not appear that your narrative disclosure of the drilling activity for the periods ending December 31, 2012 and 2013 fully addresses the disclosure requirements pursuant to Item 1205 of Regulation S-K. For example, your disclosure lacks a clear statement of the number of referenced wells which were drilled as exploratory wells. We also note your disclosure relating to the three wells drilled during 2013 in the Central Oklahoma Projects does not provide the Company's working interest in the subject wells. As a consequence, a prospective investor is unable to determine the total number of net wells you drilled. Please refer to the disclosure requirements and definitions contained in Item 1205 of Regulation S-K and revise your disclosure accordingly.

10.   Please reconcile for us the difference between your narrative disclosure of the three
        productive wells in the Marcelina Creek Field and the five producing wells in your
        Central Oklahoma Projects with your disclosure elsewhere, under the section entitled
        "Combined Well Status," of five total producing wells as of December 31, 2013. We
        also note you disclose six development wells as of December 31, 2013 which you further
        describe as your "testing wells." Please note that a productive well is defined under Item
        1208(c)(3) as "producing wells and wells mechanically capable of production." Please
        clarify for us if you believe some or all of your development or testing wells meet the
        definition of a productive well for the period ending at December 31, 2013. If so, please
        revise your disclosure to include those wells as part of your disclosure of the total number
        of productive wells as of December 31, 2013. Additionally, please disclose your
        productive wells as either oil wells or gas wells. For additional guidance on preparing
        your response, please refer to the disclosure requirements and definitions contained in
        Item 1208 of Regulation S-K.

11.   We re-issue our prior comment 24 in part as it does not appear that your narrative
        disclosure of the acreage attributable to the Marcelina Creek and Central Oklahoma
        Projects as December 31, 2013 fully addresses the disclosure requirements pursuant to
        Item 1208 of Regulation S-K. For example, you disclose that the Marcelina Creek
        Project consists of 1,045 acres, all of which are held by production. It is unclear from
        this disclosure if the referenced acres are gross or net and if any of the acreage held by
        production would also be deemed to be undeveloped pursuant to the definition under
        Item 1208(c) of Regulation S-K. Additionally, we are unable to determine from your
        disclosure the portion your acreage attributable to the Central Oklahoma Projects that
        would be deemed developed and that portion that would be deemed undeveloped
        pursuant to the definitions under Item 1208(c) of Regulation S-K. Please refer to the
        disclosure requirements and definitions contained in Item 1208 of Regulation S-K and
        revise your disclosure accordingly.

        In preparing your response, please note the definition of undeveloped acreage under Item
        1208(c)(4) of Regulation S-K would include as undeveloped "those leased acres on
        which wells have not been drilled or completed to a point that would permit the
        production of economic quantities of oil or gas regardless of whether such acreage
        contains proved reserves." Also note, that undrilled acreage held by production is
        deemed to be undeveloped acreage according to the definition contained in Item
        1208(c)(4) of Regulation S-K.

12.   Please expand the disclosure relating to your acreage to present the gross and net amounts
        of your acreage that will expire for each year the expiring acreage represents a material
        amount of your total net undeveloped acreage. For additional guidance, please refer to
        the disclosure requirements under Item 1208(b) of Regulation S-K.

Notes to Consolidated Financial Statements

13.   We reissue prior comment 28 from our letter dated May 20, 2014 regarding disclosures required by FASB ASC 932-235-50. These disclosures are required to be presented within the footnotes to the financial statements.

14.   We have reviewed the supplemental ceiling test calculation submitted on June 19, 2014 in response to prior comment 28 of our letter dated May 20, 2014. The source of several amounts used in your calculations as of December 31, 2013 and 2012 is unclear. For example, we have been unable to locate where the $12,060,015 estimated tax basis in the December 31, 2013 calculation and the $391,000 income tax effects (discounted) in the December 31, 2012 calculation is presented in your financial statements, disclosures or the reserve reports. In addition, .the asset retirement obligation of $11,521 as of December 31, 2012 does not agree to the financial statement footnote disclosures. Please clarify the source and basis of all amounts used in your ceiling test calculations for both periods presented.

15.   On a similar matter, the format of the ceiling test calculation as of December 31, 2013 is confusing and does not follow the steps in Regulation S-X, Rule 4-10(c)(4). Please re-submit the ceiling test calculation in this format or clarify how your current presentation is consistent with the limitation on capitalized costs under the full cost method, as defined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Svitlana Sweat, Staff Accountant, at (202) 551-3326 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters or John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or, in his absence, Anne Nguyen Parker, Branch Chief, at (202) 551-3611 with any other questions.

Sincerely,

/s/ Ethan Horowitz *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Robert D. Axelrod
        Axelrod, Smith & Kirshbaum